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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                               ZapMe! Corporation
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98912E 10 0
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                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /   Rule 13d-1(b)

         /X/   Rule 13d-1(c)

         / /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

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CUSIP No. 98912E 10 0

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      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Michael  M. Arnouse
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) / /

           (b) / /
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      3.   SEC Use Only

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      4.   Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------
 Number of          5.       Sole Voting Power          3,886,832  (1)
  Shares       -----------------------------------------------------------------
Beneficially        6.       Shared Voting Power        -0-
Owned by Each  -----------------------------------------------------------------
 Reporting          7.       Sole Dispositive Power     3,886,832  (1)
  Person       -----------------------------------------------------------------
   With:            8.       Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
      9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,926,832 (2)
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) / /
--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9):   8.7%
--------------------------------------------------------------------------------

      12.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

     (1)   Shares represented are registered to Michael M. Arnouse.

     (2) Includes 40,000 shares which may be acquired upon exercise of an option held by Mr. Arnouse.


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ITEM 1.

       (a)    Name of Issuer:   ZapMe! Corporation (the "COMPANY")

       (b) Address of Issuer's Principal Executive Offices: 3000 Executive Parkway, Suite 150, San Ramon, CA 94583

ITEM 2.

       (a)    Name of Person Filing:         Michael M. Arnouse

       (b) Address of Principal Business Office or, if none, Residence: 545 Madison Avenue, 16th Floor, New York, NY 10022

       (c)    Citizenship: United States of America

       (d)    Title of Class of Securities:   Common Stock

       (e)    CUSIP Number:   98912E 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a)    / / Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

       (b)    / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c)    / / Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

       (d)    / / Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e)    / / An investment advisor in accordance with Section
                  240.13d-1(b)(1)(ii)(E);

       (f)    / / An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

       (g)    / / A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

       (h)    / / A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)    / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)    / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount of beneficially owned:                       3,926,832  (2)

       (b)    Percent of class:                                   8.7%

       (c)    Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote.     3,886,832  (1)

              (ii)  Shared power to vote or to direct the vote.   -0-

              (iii) Sole  power to  dispose  or to  direct the
                    disposition of.                               3,886,832  (1)

              (iv)  Shared power to dispose or to direct the
                    disposition of.                               -0-

       INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE SECTIONS 240.13d-3(d)(1).

       (1)    Shares represented are registered to Michael M. Arnouse.

       (2) Includes 40,000 shares which may be acquired upon exercise of an option held by Mr. Arnouse.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.



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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                               February 13, 2001
                               -------------------------------------------------
                                                     Date

                               /s/ MICHAEL M. ARNOUSE
                               -------------------------------------------------
                                                   Signature

                               Director
                               -------------------------------------------------
                                                  Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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